Earnings Presentation | 4Q25 1 4Q 20 25 Earnings Presentation February 2026

Earnings Presentation | 4Q25 2 Agenda 1. CEO Overview 2. Business Update João Vitor Menin | Global CEO Alexandre Riccio | Brazil CEO 3. Financial Performance Santiago Stel | SVP CFO

Earnings Presentation | 4Q25 3 This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate” , “project” , “predict” , “plan” , “believe” , “can” , “expectation” , “anticipate” , “ intend” , “aimed”, “potential” , “may” , “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20F. The numbers for our key metrics Unit Economics), which include active users, as average revenue per active client ARPAC, cost to serve CTS, are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL  90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume GMV, Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP  Non- int. CC Receivables 1.0, Net Interest Margin IEP 2.0, Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP  Non-int. CC Receivables 1.0, Risk Adjusted Net Interest Margin IEP 2.0, Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. Disclaimer

Earnings Presentation | 4Q25 4 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 39.3 41.3 43.1 11 49 91 151 183 206 243 275 287 315 336 374 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 4 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Customer with revenue or product usage in the last three months. Note 2: Loans and advancements to custumers, gross of provision expenses. Net Income R$374mm net income 15.1% ROE +36% YoY loan portfolio2 R$1.8tn TPV run rate 4Q25 highlights Total Clients1.1mm new active clients1 45.5% efficiency ratio 302 907 1,312 2023 2024 2025 30.4 36.1 43.1

Earnings Presentation | 4Q25 5 CEO Overview João Vitor Menin | Global CEO

Earnings Presentation | 4Q25 6 December “My Credit” Journey March Private Payroll April “Forum” our social media platform July My Piggy Bank by Savings Goals 2025: Another year of innovation +451k Active clients1 +18m Users1 +1.5m Clients1 +2.8m Unique access1 Note 1 As of December 31, 2025.

Earnings Presentation | 4Q25

inter&co

Strengthening our brand positioning & experience in Brazil

7th most powerful brand in Brazil[1]

1st bank brand among Gen Z[2]



3rd most mentioned brand in the category on social media[3]



#1 financial app on iOS and Android in Brazil[4]




inter invest
SUMMIT



~9 hours of content

+6k participants

Strengthening relationship with our retail clients

Note 1: According to Brand Finance 2025 ranking. **Note 2:** Source: Forma Turismo. **Note 3:** Considering Digital Banks, as of December 2025. Source: Stilingue. **Note 4:** Source: AppFlollow. Weighted score across App Store and Play Store rankings. Based on this methodology, Inter ranked 1st from May to December 2025.

7

Earnings Presentation | 4Q25 8Note 1 According to Brand Finance 2025 ranking. Note 2: Source: Forma Turismo. Building the foundations for our global expansion Note 1 Bind Partnership an ouncement. USEND acquisition US Mortgages Launch Inter Securities Launch Global Account for Argentinians1 Global Account launch Cayman Branch License USD Credit Cards Jan/22 Feb/23 May/23 Mar/25 Jun/22 Mar/24 Jan/25 U.S. Bank License approval Jan/26

Earnings Presentation | 4Q25

inter&co

Executive leadership **driving high-performance execution**

DAC model


Direction
Alignment
Commitment



João Vitor Menin
Global CEO

External Advisors



Nicola Calicchio
Former
McKinsey & Company



Howard Guttman
Founder & Principal of
Guttman Development Strategies



Alexandre Riccio
Brazil CEO
Joined in 2013



Santiago Stel
CFO
Joined in 2022



Thais Leite
CHRO
Joined in 2017



Marco Araujo
Global CLO
Joined in 2025



Guilherme Ximenes
CIO
Joined in 2015



Marlos Araujo
CRO
Joined in 2025



Rodrigo Gouveia
Chief Commerce Officer
Joined in 2019



Cassio Segura
US Country Manager
Joined in 2023

Experience in Prior Companies

- BCG, Gerdau Ameristeel
- Morgan Stanley, Itaú, Barclays
- Infosys, Oi
- Nu, Santander, HSBC
- GOL, Smiles, accenture
- bradesco
- Facebook, VML
- Banco do Brasil

Board of Directors



Rubens Menin
Chairman
MRV&CO, LOG



Maria Fernanda Menin
Member
MRV&CO



José Diniz
Member
Urba, Sinduscon



Leonardo Corrêa
Member
MRV&CO



Luiz França
Indep. Member
Itaú



André Maciel
Indep. Member
J.P.Morgan, SoftBank



Antônio Kandir
Indep. Member
IDB, ipea



Todd Chapman
Indep. Member



Claudia Prado
Indep. Member
[B]³, Baker McKenzie



James Allen
Indep. Member
Morgan Stanley

9

Earnings Presentation | 4Q25 101 Business Update Alexandre Riccio | Brazil CEO

Earnings Presentation | 4Q25 11 19.5% 19.3% 14.5% 11.2% 11.2% 6.1% 5.0% 4.1% 3.6% 3.6% Player 2 Player 3 Player 4 Player 5 Player 6 Player 7 Player 8 Player 9 Player 10 Note 1 As December/2025. Note 2 The login volume used in this calculation was based on the average of total logins per day of December/25 and December/24. Note 3 December/25. Note 4 Source: Banco Central do Brasil. Considering financial institutions with more than 20 mm CCS and SCR clients by Dec/2025. Fastest growing bank in Brazil Total Clients Growth - 20254 In %, Brazil only 21.5mm logins per day2 vs. 17.4 mm in December/24 32mm financial transactions per day3 vs. 25mm in December/24 85 NPS 1 24% growth YoY 28% growth YoY

Earnings Presentation | 4Q25 12 0.9 1.0 1.0 1.1 1.0 1.0 1.1 1.2 1.1 0 0.5 1 1.5 Δ A ct iv e cl ie nt s Total Number of Clients In millions Note: Definitions are in the Glossary section of this Earnings Presentation. Record-breaking numbers of active & total clients Improved onboarding dynamics Efficient client early activation journey Faster CAC payback 54.0% 54.9% 55.3% 55.9% 56.9% 57.2% 57.7% 57.9% 58.0% 16.4 17.4 18.4 19.5 20.6 21.6 22.7 23.9 25.0 30.4 31.7 33.3 34.9 36.1 37.7 39.3 41.3 43.1 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 4 0. 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 Active clients

Earnings Presentation | 4Q25 13 Cards + PIX TPV per Active Client In R$ thousand, monthly Cards + PIX TPV1 In R$ billions Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1 Scale of PIX volume was reduced to fit on page. Note 2 Market data from Banco Central do Brasil, excluding transactions outside of SPI. % YoY 14.1 13.7 14.6 15.6 16.9 13.7 13.2 13.9 14.2 15.8 337 315 346 383 430 364 342 374 412 462 - 2 0 .0 4 0 .0 6 0 .0 8 0 .0 1 0 .0 1 20 .0 4Q24 1Q25 2Q25 3Q25 4Q25 Credit De bit Pix Quarters of relationship 8.5% (+9 bps QoQ) PIX transactions Market Share2 R$ 1.8 trillion 4Q25 Run Rate % YoY 39.8 51.2 60.7 43.3 49.6 57.2 768 1,131 1,473 851 1,231 1,591 - 5 0 .0 1 0 .0 1 50 .0 2 0 0. 0 2 50 .0 3 0 0. 0 3 50 .0 4 0 0. 0 202 3 202 4 202 5 0 2 4 6 8 10 1 3 5 7 9 11 13 15 17 19 21 23 Th ou sa nd s 4Q25 1Q18 High activation & engagement levels fueling strong TPV growth

Earnings Presentation | 4Q25 14 9.6; 80.9% 10.7; 76.8% 11.7; 76.9% 1.4; 12.1% 1.8; 12.8% 2.0; 13.0% 0.8; 6.9% 1.5; 10.4% 1.5; 10.1% 11.8 14.0 15.3 - 2 .0 4 .0 6 .0 8 .0 1 0. 1 2.0 1 4.0 1 6.0 4Q24 3Q25 4Q25 23.1; 64.8% 29.0; 66.3% 32.1; 66.6% 12.5; 35.2% 14.8; 33.7% 16.1; 33.4% 35.6 43.8 48.3 - 1 0. 0 2 0 .0 3 0 .0 4 0 .0 5 0 .0 4Q24 3Q25 4Q25 0.04 1.3 1.9 0 .0 0 .20 0 .40 0 .60 0 .80 1 .0 1 .20 1 .40 1 .60 1 .80 2 .0 4Q24 3Q25 4Q25 Healthy & balanced growth in secured and unsecured credit Private Payroll Portfolio In R$ billion Credit Card Portfolio Breakdown In R$ billion 30%+0.6 bn Loan Portfolio1 In R$ billion 36% Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1 Loan Portfolio = Loans and advancements to custumers, gross of provision expenses. Note 2 Non-collateralized: credit card loans + personal loans that aren’t payroll linked or has any guarantees. Note 3 Collateralized: Loans and advancements to custumers – Non-collateralized.

Earnings Presentation | 4Q25 15 7. 4% 8. 3% 3. 8% 2. 4% 0. 10% 1.1% 0. 49% 8.9% 8.5% 4.3% 2.6% 2.5% 1.3% 0.63% 0.0% 1.0% 2. 0% 3. 0% 4.0% 5. 0% 6. 0% 7.0% 8. 0% 9. 0% 10.0% Home Equity PF PIX Transactions Tesouro Direto Investing Cards TPV Private Payroll Time + Demand Deposits Mortgage 4Q24 Market Share In % Accelerating market share gains in key products Note 1 Total number PIX transactions in 4Q25 and 4Q24 excluding transactions made outside de SPI. Market data from Banco Central do Brasil. Note 2 Total Home Equity PF Portfolio in December/2025 and December/2024. Market data from ABECIP. Note 3 Tesouro Direto Balance. Market data from Market: December 2025 and December 2024. Data from Tesouro Transparente. Note 4 Total cards TPV in 9M25 and 9M24. Market data from ABECS. Note 5 Total demand and time deposits. Data data from Banco Central do Brasil from December 2025 and December 2024. Note 6 Market data from Banco Central do Brasil, from December 2025 and December 2024. Note 7 Market data from Banco Central do Brasil. 4Q25 + 15 5 b p s + 26 bp s + 53 bp s + 11 bp s + 23 9 b p s + 14 bp s + 21 bp s 2 1 3 4 56 7

Earnings Presentation | 4Q25 16 7 verticals shaping Inter’s future with continuous innovation Growth in all verticals Compounding profitability

Earnings Presentation | 4Q25 17 Financial Performance Santiago Stel | SVP CFO 1

Earnings Presentation | 4Q25

inter&co

Strong 36% growth in credit portfolio with a diversified strategy

Loan Portfolio[1] & Loan per active client

In R$ billion & in R$ thousands


1.82
1.77
1.79
1.73
1.73
1.73
1.77
1.83
1.93
29.8
4.6; 15.4%
9.5; 31.8%
7.1; 24.0%
2.3; 7.6%
6.3; 21.2%
30.9
4.2; 13.6%
10.1; 32.8%
7.4; 24.1%
2.5; 8.1%
0.3; 1.1%
6.3; 20.4%
33.0
5.2; 15.8%
10.5; 31.9%
7.6; 22.9%
2.8; 8.4%
0.5; 1.6%
6.4; 19.4%
33.7
4.7; 13.8%
10.8; 32.0%
8.0; 23.7%
3.1; 9.3%
0.7; 1.9%
6.5; 19.3%
35.6
4.3; 12.1%
11.8; 33.1%
8.2; 23.1%
3.4; 9.7%
1.1; 3.0%
6.7; 18.9%
37.4
4.0; 10.8%
12.3; 32.8%
8.9; 23.8%
3.6; 9.6%
1.3; 3.5%
7.3; 19.5%
40.2
4.0; 9.9%
13.0; 32.3%
10.0; 24.7%
3.8; 9.5%
1.4; 3.4%
8.1; 20.2%
43.8
4.3; 9.7%
14.0; 31.9%
11.1; 25.3%
4.2; 9.5%
1.5; 3.3%
8.9; 20.3%
48.3
4.7; 9.7%
15.3; 31.6%
12.1; 25.1%
4.6; 9.6%
1.6; 3.2%
10.0; 20.7%
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

QoQ	YoY	
+6%	+12%	Loan per Active Client[2]
+10%	**+36%**	**Total**
+10%	+9%	SMBs[3]
+9%	+29%	Credit Card
+11%	+38%	Payroll + Personal Loans[4]
+12%	+35%	Home Equity[5]
+7%	+45%	US Mortgage[6]
+12%	+48%	Mortgage[7]

Note: Definitions are in the Appendix section of this Earnings Release. **Note 1**: Data from Banco Central do Brasil. **Note 2**: Total gross loan portfolio divided by total active clients. **Note 3**: SMB includes Agribusiness loans. **Note 4**: Personal includes payroll deductible loans, overdraft, credit card renegotiations, FGTS, Private Payroll, and other loans. **Note 5**: Home Equity includes both business and individuals' portfolio. **Note 6**: Mortgage Loans in US market. **Note 7**: Excluding Home Equity and US Mortgage Loans.

18

Earnings Presentation | 4Q25

inter&co

Asset Quality with sustained strength over the last quarters

NPLs[1] In %


4.8%
5.0%
5.0%
5.1%
4.9%
4.6%
4.6%
4.5%
4.7%
NPL > 90 days
4.2%
4.6%
4.3%
4.1%
4.0%
4.3%
4.1%
4.1%
4.0%
NPL 15 to 90 days
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

All-in Cost of Risk[3] & Coverage Ratio[4]

In %


4.8%
4.9%
4.7%
4.9%
4.8%
4.6%
5.0%
5.4%
5.3%
Cost of Risk
134%
133%
130%
130%
136%
143%
143%
146%
141%
Coverage Ratio
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25

Credit Cards NPL > 90 Days per Cohort[2]

In %


3Q25
4Q21
3
4
5
6
7
8
9
10
11
12
Months of Relationship

NPL and Stage 3 Formation

In %


1.51%
1.55%
1.67%
1.87%
1.85%
1.66%
1.60%
1.65%
1.95%
1.52%
1.52%
1.65%
1.65%
1.23%
1.21%
1.52%
1.46%
1.62%
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
NPL Formation
Stage 3 Formation

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Considering Gross Loan Portfolio. **Note 2:** Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. **Note 3:** Considering Gross Loan Portfolio and securities that generates provision expenses. **Note 4:** Considering "Provision for expected credit losses on loan commitments".

19

Earnings Presentation | 4Q25 20 14.4; 33% 13.8; 32% 15.1; 32% 15.9; 32% 17.6; 32% 16.5; 28% 17.1; 28% 18.4; 27% 20.2; 28% 16.3; 38% 16.9; 39% 18.8; 39% 21.2; 42% 23.0; 42% 25.1; 42% 27.3; 44% 30.9; 45% 32.4; 44% 8.1; 19% 8.2; 19% 8.5; 18% 9.0; 18% 9.9; 18% 10.7; 18% 11.4; 18% 12.2; 18% 14.1; 19% 4.7; 11% 4.8; 11% 5.3; 11% 4.1; 8% 4.5; 8% 6.8; 12% 6.4; 10% 6.4; 9% 6.1; 8% 43.5 43.8 47.8 50.3 55.1 59.1 62.2 67.9 72.9 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1.87 1.77 1.85 1.90 1.98 1.93 1.96 2.06 2.11 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2 .0 2 .05 2 .10 2 .15 Funding, Funding per Active Client and Loans over Deposits In R$ billions, in R$ thousands & in % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1 Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2 Includes savings deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 3 Excluding “Conta com Pontos” balance. Note 4 Includes “Conta com Pontos” balance and demand deposits. Note 5: Total loans/Total funding. High-growth & diversified funding franchise 68% 70% 69% 67% 65% 63% 65% 64% 66% 6 0% 6 5% 7 0% 7 5% 8 0%

Earnings Presentation | 4Q25 21 Cost of Funding1 In %, annualized Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1 Average CDI daily rate during the quarter. One of the lowest Cost of Funding in the industry Low funding cost as a competitive advantage 12.2% 11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 7.2% 7.0% 6.8% 6.8% 7.1% 8.3% 9.4% 10.2% 9.8% 59.2% 61.9% 64.3% 65.4% 64.2% 63.8% 64.8% 68.2% 65.6% 61.1% 64.0% 64.3% 62.4% 64.2% 65.9% 67.0% 65.1% 67.7% 2.0% 7.0% 12.0% 17.0% 22.0% 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1

Earnings Presentation | 4Q25 22Note: Definitions are in the Glossary section of this Earnings Presentation. 897 68% 992 71% 1,042 70% 1,164 69% 1,258 68% 1,363 74% 1,470 73% 1,623 75% 1,819 76% 416 32% 409 29% 437 30% 512 31% 586 32% 475 26% 534 27% 539 25% 579 24% 1,313 1,401 1,479 1,676 1,844 1,838 2,003 2,162 2,398 2,197 2,291 2,404 2,684 2,963 3,162 3,567 3,977 4,294 - 5 00 1, 00 0 1, 50 0 2 ,0 00 2 ,50 0 3 ,0 00 3 ,50 0 4 ,0 00 4 ,5 00 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 QoQ YoY +8% +45% Total Gross Revenue +11% +30% Total Net Revenue +7% -1% Net Fee Revenue +12% +45% Net Interest Income Revenue In R$ millions 3,297 69% 4,457 70% 6,274 75% 1,456 31% 1,943 30% 2,127 25% 4,753 6,400 8,401 8,079 10,342 14,999 - 2 ,0 00 4 ,0 00 6 ,0 00 8 ,0 00 10 ,0 00 12 ,0 00 14 ,0 00 16 ,0 00 202 3 202 4 202 5 YoY +45% +31% +9% +41% Consistent growth across our diversified revenue streams

Earnings Presentation | 4Q25 23 0 10 20 30 40 50 60 70 80 90 100 110 120 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 0 10 20 30 40 50 60 70 80 90 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 ARPAC and CTS Evolution In R$, monthly 17.1 17.8 18.1 18.7 19.6 18.2 19.1 20.2 21.2 30.2 30.1 30.4 32.5 33.6 31.4 32.3 33.2 35.1 13.1 12.4 12.3 13.8 14.0 13.1 13.1 13.1 13.8 45.9 45.2 44.7 47.2 49.3 50.0 53.7 56.8 58.5 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 Margin per Active Client (Net of Interest Expenses) Net ARP AC Cost to Ser ve Gross ARPAC Note: Definitions are in the Glossary section of this Earnings Presentation. Net & gross ARPAC expansion across all quarters of 2025 Quarters of Rela;onshipQuarters of Rela;onship R$91 Mature Net ARPAC R$35 Avg. Net ARPAC R$133 Mature Gross ARPAC Gross ARPAC By Cohort In R$, monthly Net ARPAC By Cohort In R$, monthly R$59 Avg. Gross ARPAC 4Q25 1Q21 4Q25 1Q21 QoQ YoY +3% +19% +6% +4% +6% -1% +5% +8%

Earnings Presentation | 4Q25 24 12.2% 11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 4.4% 5.8% 4.3% 3.2% 6.0% 8.4% 3.8% 2.5% 2.4% 1.0% 3. 0% 5. 0% 7. 0% 9. 0% 11.0% 13. 0% 15. 0% 6.81% 7.09% 7.10% 7.50% 7.55% 7.65% 7.87% 8.08% 8.33% 7.87% 8.22% 8.24% 8.68% 8.74% 8.84% 9.07% 9.28% 9.57% 3.89% 4.15% 4.23% 4.46% 4.58% 4.77% 4.82% 4.89% 5.16% 4.50% 4.81% 4.91% 5.16% 5.30% 5.51% 5.56% 5.62% 5.92% 3. 00% 4. 00% 5. 00% 6. 00% 7. 00% 8. 00% 9. 00% 10. 00% 11.0 0% 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 NIM 2.0 NIM1 In % Strong & sustained NIM growth over consecutive quarters NIM 1.0 NIM 2.0 Risk-Adjusted NIM 1.0 Risk-Adjusted Average CDI of the Quarter Annualized IPCA of the Quarter Asset ÷ Equity² Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1 All-in NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio. Note 2: Total assests/ Total shareholder's equity. 9.0x8.9x8.4x7.9x7.7x7.3x7.9x 9.4x 9.5x

Earnings Presentation | 4Q25

inter&co

Effective expense control supporting operational efficiency


Expenses Breakdown
In R$ millions
YoY
3,632
+25%
341; 9%
+63%
1,090; 30%
+16%
2,201; 61%
+24%
2,413
160; 7%
791; 33%
1,461; 61%
2,916
209; 7%
938; 32%
1,769; 61%
2023
2024
2025
628
41; 7%
221; 35%
365; 58%
628
42; 7%
190; 30%
395; 63%
660
53; 8%
204; 31%
403; 61%
787
53; 7%
259; 33%
475; 60%
841
61; 7%
284; 34%
496; 59%
831
67; 8%
235; 28%
528; 64%
873
77; 9%
257; 29%
540; 62%
913
85; 9%
285; 31%
543; 60%
1,015
112; 11%
313; 31%
589; 58%
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
QoQ
YoY
+11%
+21%
Total
+33%
+85%
Depreciation and amortization
+10%
+10%
Personnel
+8%
+19%
Administrative

Note: Definitions are in the Glossary section of this Earnings Presentation.

25

Earnings Presentation | 4Q25 26 51.4% 47.7%47.6% 50.2% 48.4% 48.3%47.1% 45.2% 45.5% 18.1% 14.5% 14.8% 16.7% 16.9% 13.8% 14.1% 14.5% 14.4% 33.2% 33.3% 33.1% 34.0% 33.2% 35.0% 33.8% 31.8% 32.3% 12 .0% 17 .0% 2 2. 0% 2 7.0% 3 2.0% 3 7.0% 4 2. 0% 4 7.0% 5 2. 0% 5 7.0% 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 SG&A 100 100 105 125 134 132 139 146 162 108 114 128 142 141 152 165 183 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1 Revenues minus taxes on interest on own capital. Note 2 Excluding taxes on interest on own capital. Efficiency Ratio2 In % Revenue and Expenses In %, index in a 100 basis Steady focus on driving efficiency gains Inter Pag acquisition Net Revenue IOC adjusted1 Total Administrative Eff. Ratio Personnel Eff. Ratio

Earnings Presentation | 4Q25 27 11 49 91 151 183 206 243 275 287 315 336 374 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 4 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 4.2% 11.1% 13.8% Net Income & ROE In R$ millions and in % Net Income ROE Note: Definitions are in the Glossary section of this Earnings Presentation. 302 907 1,312 - 20 0 40 0 60 0 80 0 1,00 0 1,20 0 1,40 0 202 3 202 4 202 5 ROA 0.70% 1.33% 1.50% Compounding profitability: surpassing the 15% ROE milestone 0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% 12.5% 12.9% 13.9% 14.2% 15.1% 1.57%1.52%1.53%1.46%1.50%1.42%1.28%1.19%1.05%0.70%0.40%0.10%

Earnings Presentation | 4Q25 282 Closing Remarks João Vitor Menin | Global CEO

Earnings Presentation | 4Q25 29 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 39.3 41.3 43.1 11 49 91 151 183 206 243 275 287 315 336 374 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 4 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Customer with revenue or product usage in the last three months. Note 2: Loans and advancements to custumers, gross of provision expenses. Net Income R$374mm net income 15.1% ROE +36% YoY loan portfolio2 R$1.8tn TPV run rate Total Clients 1.1mm new active clients1 45.5% efficiency ratio 302 907 1,312 2023 2024 2025 30.4 36.1 43.1

Earnings Presentation | 4Q25 30 S A V E T H E D A T E Nasdaq Marketsite, New York City With Live Broadcast 9 a.m. EST May 11th RSVP Here!

Earnings Presentation | 4Q25 31 Appendix

Earnings Presentation | 4Q25 32 23.7% 23.0% 20.3% 19.3% 17.0% 15.2% 14.7% 14.4% 13.3% 12.0% 0.6% 1.3% 1.3% 1.8% 15.7% 14.6% 14.4% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 Basel Ratio – Banco Inter S.A. In % 4% 6% 8% 6% 7% 6% 8% 2% 7% 8% 8% 10% 4% 7% 2% 6% 5% 8% 9% 10% -6% -4% -2% 0% 2% 4% 6% 8% 10% 12% Loan Portfolio QoQ Growth RWA QoQ Growth Tier 1 Core Capital Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. 3.8 3.8 1.8 1.8 2.0 5.6 7.6 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 9 .0 Banco Inter Inter&Co Excess Capital Inter&Co1 Reference Equity In R$ billions Significant excess capital in the holding structure Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold outside Conglomerado Prudencial Banco Inter S.A. level. Note 2: Excess capital within Conglomerado Prudencial Banco Inter S.A. Note 3: Addi&onal and minimum &er 1 capital requirements. Capital Structure Tier 2 Additional Capital Basel Ratio Tier 1 Perpetual

Earnings Presentation | 4Q25

inter&co

Balance Sheet (In R$ million)

Balance Sheet	12/31/2025	09/30/2025	12/31/2024	Variation % ΔQoQ	Variation % ΔYoY
Assets					
Cash and equivalents	3,802	5,695	1,108	-33.3%	+243.0%
Amounts due from financial institutions	4,600	3,276	6,195	+40.4%	-25.7%
Deposits at Central Bank of Brazil	7,868	7,073	5,285	+11.2%	+48.9%
Securities, net of provisions for expected credit losses	29,010	27,078	23,900	+7.1%	+21.4%
Derivative financial instruments	59	2	1	+2263.2%	+10368.2%
Net loans and advances to customers	45,251	41,114	33,327	+10.1%	+35.8%
Non-current assets held-for-sale	366	314	235	+16.8%	+56.2%
Equity accounted investees	10	10	10	+0.0%	-0.0%
Property and equipment	381	367	370	+3.8%	+3.1%
Intangible assets	2,024	2,007	1,836	+0.9%	+10.2%
Deferred tax assets	1,789	1,703	1,705	+5.1%	+4.9%
Other assets	3,450	3,169	2,486	+8.9%	+38.8%
Total assets	**98,612**	**91,809**	**76,458**	**+7.4%**	**+29.0%**
Liabilities					
Deposits from clients	54,883	51,496	42,803	+6.6%	+28.2%
Deposits from banks	14,586	14,253	11,320	+2.3%	+28.9%
Securities issued	14,127	12,242	9,890	+15.4%	+42.8%
Derivative financial liabilities	54	23	70	+130.6%	-22.7%
Other liabilities	2,629	2,342	2,386	+12.2%	+10.2%
Total Liabilities	**88,219**	**82,000**	**67,386**	**+7.6%**	**+30.9%**
Equity					
Equity attributable to owners of the Company	10,170	9,680	8,895	+5.1%	+14.3%
Non-controlling interest	223	128	177	+74.1%	+26.1%
Total equity	**10,393**	**9,808**	**9,072**	**+6.0%**	**+14.6%**
Total liabilities and equity	**98,612**	**91,809**	**76,458**	+7.4%	+29.0%

Income Statement (In R$ million)

Income Statement	4Q25	3Q25	4Q24	Variation % ΔQoQ	Variation % ΔYoY
Interest income	2,477	2,226	1,337	+11.3%	+85.3%
Interest expenses	(1,720)	(1,654)	(941)	+4.0%	+82.8%
Income from securities, derivatives and foreign exchange	1,062	1,050	862	+1.2%	+23.2%
Net interest income and income from securities, derivatives and foreign exchange	**1,819**	**1,623**	**1,258**	**+12.1%**	**+44.6%**
Net revenues from services and commissions	539	514	514	+4.8%	+4.8%
Expenses from services and commissions	(52)	(47)	(39)	+10.2%	+33.0%
Other revenues	92	72	111	+27.0%	-17.5%
Revenue	**2,398**	**2,162**	**1,844**	**+10.9%**	**+30.0%**
Impairment losses on financial assets	(693)	(641)	(496)	+8.1%	+39.7%
Net result of losses	**1,705**	**1,521**	**1,349**	**+12.1%**	**+26.4%**
Administrative expenses	(589)	(543)	(496)	+8.4%	+18.7%
Personnel expenses	(313)	(285)	(284)	+9.9%	+10.3%
Tax expenses	(225)	(190)	(168)	+18.5%	+34.5%
Depreciation and amortization	(112)	(85)	(61)	+32.7%	+85.2%
Profit before income tax	**465**	**418**	**340**	**+11.3%**	**+36.7%**
Income tax	(63)	(62)	(45)	+1.5%	+38.7%
Net income from controlling and non-controlling interests	402	356	295	+13.0%	+36.4%
Non-controlling interest	(28)	(20)	(20)	+42.3%	+41.6%
Net income	**374**	**336**	**275**	**+11.3%**	**+36.0%**

33

Earnings Presentation | 4Q25 34 Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. Assets under custody (AuC): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform. Basel ratio: Referential equity Risk weighted assets Card+PIX TPV PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. Non-IFRS measures and KPIs

Earnings Presentation | 4Q25

inter&co

Non-IFRS measures and KPIs

Card+PIX TPV per active client:
Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities}\\ \text{(demand deposits, time deposits, savings deposits, creditors by}\\ \text{resources to release, securities issued, securities sold under agreements to repurchase,}\\ \text{interbank deposits and others)}\end{array}}$$

Cost of funding normalized by business days:

$$\frac{\text{Interest expenses} \times 4 \div \text{business days in the quarter} \times 63}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities}\\ \text{(demand deposits, time deposits, savings deposits, creditors by}\\ \text{resources to release, securities issued, securities sold under agreements to repurchase,}\\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes +}\\ \text{Certificates of agricultural receivables + Certificates of real estate receivables + Debenture (Fair value through}\\ \text{other comprehensive income) + Ruralproduct bill + Debentures (Amortized cost) + Investment fund quotas +}\\ \text{+ Certificates of real estate receivables + Debentures + Bank deposit certificates + Certificates of agricultural}\\ \text{receivables + Agribusiness credit bills + Commercial promissory notes + Real estate}\\ \text{credit bills (Fair value through profit or loss)}\end{array}}$$

Cost-to-serve (CTS):

$$\frac{\text{(Personnel Expense + Administrative Expenses + Depreciation and Amortization)} \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss + Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense + Administrative expenses + Depreciation and amortization}}{\begin{array}{c}\text{Net Interest Income + Net result from services and comissions + Other revenue} -\\ \text{Tax expenses + Taxes on interest on own capital}\end{array}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions + Other revenue}}{\text{Net Interest Income + Net result from services and comissions + Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and on-lending

Global Clients:
Includes Brazilian Global Account clients, US clients and international investors.

44

Earnings Presentation | 4Q25

inter&co

Non-IFRS measures and KPIs

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Loan portfolio:

Loans and Advance to Customers, gross of provision for expected losses

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue + Revenue foreign exchange

Net interest income:

Interest Income + Interest Expenses + Income from securities + Income from derivatives

Net revenue:

Net interest income + Net fee income

Net revenue IOC adjusted:

Net interest income + Net fee income + Taxes on interest on own Capital

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP + Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign Exchange x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits + Credit card transactor portfolio}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign Exchange x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits}}$$

NPL 15 to 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Custumers + Loans to financial institutions}}$$

NPL > 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Custumers + Loans to financial institutions}}$$

36

Earnings Presentation | 4Q25

inter&co

Non-IFRS measures and KPIs

NPL 15 to 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Custumers}}$$

NPL > 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Custumers}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Primary Banking Relationship:

A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted NIM 1.0:

$$\frac{\begin{pmatrix}\text{Net interest income and income from securities, derivatives and foreign exchange} \\ -\text{Impairment losses on financial assets}\end{pmatrix} \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents} + \text{Amounts due from financial institutions, net of provisions for expected credit losses} + \text{Deposits at Central Bank of Brazil} + \text{Securities, net of provisions for expected losses} + \text{Derivative financial assets} + \text{Loans and advances to customers, net of provisions for expected credit losses} - \text{Interbank deposits} + \text{Credit card transactor portfolio)}}$$

Risk-Adjusted NIM 2.0:

$$\frac{\begin{pmatrix}\text{Net interest income and income from securities, derivatives and foreign exchange} \\ -\text{Impairment losses on financial assets}\end{pmatrix} \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents} + \text{Amounts due from financial institutions, net of provisions for expected credit losses} + \text{Deposits at Central Bank of Brazil} + \text{Securities, net of provisions for expected losses} + \text{Derivative financial assets} + \text{Loans and advances to customers, net of provisions for expected credit losses} - \text{Interbank deposits} - \text{Credit card transactor portfolio)}}$$

SG&A:

Administrative Expenses + Personnel Expenses + Depreciation and Amortization

Securities:

Income from securities and derivatives – Income from derivatives

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Total gross revenue:

Interest income + (Revenue from services and commissions – Cashback expenses – Inter rewards) + Income from securities and derivatives + Other revenue

37

Earnings Presentation | 4Q25 38 E A R N I N G S P R E S E N T A T I O N | 4 Q 2 4